NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

First Quarter 2021

Market Recap

An effective vaccine rollout, the Biden administration's stimulus-rich agenda, and a dovish Fed have elevated expectations and valuations of equity markets thus far in 2021. This triad of support manifested itself in the labor market at the end of Q1, when 916,000 jobs were added in March and the unemployment rate edged down to 6%.

An unwelcome byproduct of the economic rebound has been the return of inflation. At the end of March, the headline Consumer Price Index, which measures the average change over time in the prices paid by consumers for goods and services, came in at 2.6%, its highest 12-month reading since August 2012. The Producer Price Index, which measures the average change over time in the prices received by domestic producers for their output, showed similar strength, rising 4.2%, its largest increase since September 2011. Actual and expected inflation have combined to drive Treasury prices down while 10-Year Treasury yields almost doubled in the first quarter from 0.91% to 1.73%.


Q1 2021 FIXED INCOME RETURNS
TOTAL RETURNS
-5.5%
-5.5%
-5.7%
-0.7%
0.6%
Investment Grade
EM
Treasury
National Muni
High Yield

High Yield: Rising rates put downward pressure on all fixed income assets. However, on a total return basis, High Yield was able to stay above water, returning 0.6% in the quarter, while other fixed income segments struggled. In early February, the yield on the High Yield index dipped below 4% for the first time, then edged back up to 4.42% at the end of March, leaving High Yield one of the few parts of fixed income sporting positive real yields.

Spreads: Credit spreads measure the additional yield that risk assets, such as corporate bonds, need to pay relative to risk-free assets such as 10-Year Treasuries. When there is perceived weakness in the asset, prices typically go down and credit spreads widen. But if investors are optimistic about an asset, they are willing to buy at higher prices and lower yields. The credit spread (represented by the option-adjusted spread) on the High Yield Index finished at 336 basis points (or 3.36%) below the 10-year average of 4.83%. However, there is room for further compression to hit the lows of 240 bps (2.40%) set in May 2007. CCC or lower bonds saw the most spread compression since flaring out last spring. The option-adjusted spread (over Treasuries) is down to 656 bps, a level not seen since July 2007. Despite generally rising rates, the effective yield on CCC or lower bonds *decreased* in Q1, ending at an all-time low of 7.41%.

Issuance: According to the Securities Industry and Financial Markets Association, $151 billion of High Yield bonds were issued in Q1, a 117% increase from Q1 2020. Nevertheless, retail investors pulled $11 billion from High Yield funds in the quarter, marking only the second time in the last two years that High Yield funds saw quarterly outflows. Defaults hit $3.4 billion in par value.

According to Fitch, the trailing 12-month (TTM) default rate fell to 5.1%, from its peak of 5.8%. Fitch expects that to fall to 3.5% by April and cut its 2021 forecast to 2% on improved fundamentals and a strong rebound in energy and retail.

Fund Performance

The Trust's primary objective is income, therefore it typically invests roughly 85% of its portfolio in High Yield securities. Within this space, the Trust uses a barbell strategy composed of long- and short-duration bonds to reduce risk. As the short-dated, yield-to-call bonds convert to cash, the proceeds are reinvested into additional high yield securities. Roughly 10% of the Trust is allocated to "special situation" post-bankruptcy bonds and stocks.

For Q1, the Trust gained 4.6%, vs. 0.9% for the ICE BAML US High Yield Index. Inflation's effect on High Yield was relatively muted because of its shorter duration (higher yields/shorter maturities). The strong quarter was driven by a rebound of its commodity-based cyclical assets, several of which come in the form of "special situation" equities. Commodities such as oil, zinc, and titanium dioxide have blossomed as the global economy comes back online.


Rising Rates
1.90
1.70
1.50
1.30
1.10
0.90
0.70
0.50
10-Year Treasury Constant Maturity Rate
12/31/2020
1/31/2021
2/28/2021
3/31/2021
Source: Board of Governors of the Federal Reserve System

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP — Midstream oil & gas company operating in the Bakken Shale, Delaware Basin, Powder River Basin, Marcellus Shale, Barnett Shale and Fayetteville Shale
- NL Industries Common Stock — Holding company which produces titanium dioxide.
- Viskase Common Stock — Global provider of food packaging solutions and services, located in Chicago

Detractors to the Trust's performance:

- American Gilsonite — Produces "Gilsonite", a naturally occurring resin used as an additive in oil/gas and other industrial applications.
- Cooper-Standard Holdings – Global supplier of rubber and resin products for the auto industry.

Additions: The Trust was very active in rolling over its portfolio in Q1. Some of the additions below were also called/redeemed in Q1. The following securities were added:

- Vector Group 10.5% 11/1/26
- Altice France 8.125% 2/1/27
- Pilgrims Pride Corp. 5.875% 9/30/27
- Lennar Corp. 6.25% 12/15/21
- Travel + Leisure 4.25% 3/1/22
- Transdigm 6.5% 7/15/24
- CF Industries 3.45% 6/1/23
- Sprint Communications 11.5% 11/15/21
- Western Midstream 5.375% 6/1/21
- Laureate Education 8.25% 5/1/25
- Tenet Healthcare 7% 8/1/25
- Cheniere Energy 5.25% 10/1/25
- ACCO Brands 5.25% 12/15/24

Subtractions: The following securities were removed:

- BMC East 5.5% 10/1/24 (Full Call)
- Talos Production 11% 4/3/22 (Full Call)
- Vector Group 6.125% 2/1/25 (Sale)
- XPO Logistics 6.5% 6/15/22 (Full Call)
- PulteGroup 4.25% 3/1/21(Full Call)
- Transdigm 6.5% 7/15/24 (Full Call)
- Western Midstream 5.375% 6/1/21 (Full Call)
- Builders FirstSource 6.75% 6/1/27 (Partial Call)
- Expedia Group 7% 5/1/25 (Full Call)
- Tenet Healthcare 7% 8/1/25 (Full Call)
- Cheniere Energy 5.25% 10/1/25 (Full Call)
- ACCO Brands 5.25% 12/15/24 (Full Call)


A Dearth of Real Yields
Inflation-Adjusted Yields
-1.62%
-1.08%
-0.63%
-0.13%
0.11%
2.82%
5-YR Treasury
7-YR Treasury
10-YR Treasury
20-YR Treasury
30-YR Treasury
High Yield
Yield data as of March 31. Sources: Treasury Department, St. Louis Federal Reserve Bank, Dept. of Labor

Outlook

The combination of vaccines, the reopening of the economy, ongoing monetary support, and fiscal stimulus from Washington are having a real effect. The Fed now expects U.S. GDP to grow 6.5% this year up from earlier estimates of 4.2%. This would represent the fastest rate of growth in four decades. To be sure, it's unclear whether the coalescing of these forces will cause the economy to overheat, causing inflation and rates to rise. Yet even if that comes to pass, High Yield is likely to weather this better than other fixed income classes, owing to its positive real yields and shorter durations (HY's average duration is 4.0 years, vs 8.2 years for investment grade, based on the ICE BofA indexes).

Meanwhile, if inflation remains muted, High Yield stands to benefit from economic tailwinds in key sectors like energy and retail; access to historically cheap credit; and investors' ongoing demand for yield. This should prop up demand from income *and* risk investors for the foreseeable future.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

Rising Rates: northeastinvestors/our-approach-to-rising-rates/#more-2814
The Economy: northeastinvestors.com/money-life-with-chuck-jaffe-2/
The Markets: northeastinvestors.com/northeast-in-the-news/
Bonds: northeastinvestors.com/nasdaq-trade-talks/

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.